UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Inari Medical, Inc.

(Name of Subject Company)

Inari Medical, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Andrew Hykes

Chief Executive Officer and President

Inari Medical, Inc.

6001 Oak Canyon, Suite 100

Irvine, California 92618

(877) 923-4747

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Raaj S. Narayan, Esq.

Steven R. Green, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Inari Medical, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on January 17, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Stryker Corporation, a Michigan corporation (“Parent”), and (ii) Eagle 1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to acquire all of the outstanding shares of common stock of the Company at a per share offer price of $80.00, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2025 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “—Legal Proceedings” is deleted and replaced with the following paragraphs:

“On January 29, 2025, Catherine Coffman, a purported stockholder of the Company, filed a lawsuit against the Company and its directors in the Supreme Court of the State of New York, captioned Coffman v. Inari Medical, Inc. et al., Index No. 650551/2025 (the “Complaint”). The Complaint alleges that the Solicitation/Recommendation Statement on Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law; and (ii) negligence in violation of New York common law. The Complaint seeks, among other things, (i) injunctive relief preventing the consummation of the proposed Transactions until the alleged omitted material information has been disclosed; (ii) rescission or actual and punitive damages in the event the proposed Transactions are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

In addition to the Complaint, as of February 3, 2025, the Company has received 15 demand letters from purported Company stockholders generally alleging disclosure deficiencies in connection with the disclosures associated with the proposed Transactions (collectively, the “Demand Letters”).

The defendants believe that the allegations and claims asserted in the foregoing Complaint and Demand Letters, as applicable, are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. It is possible that additional, similar complaints or demand letters may be filed against, or received by, the Company or the Company Board or that the Complaint or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, the Company will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

The following text is added as a new paragraph at the end of the section titled “—U.S. Antitrust” and before the section titled “—Other Antitrust Approvals”:

“The required waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time on February 3, 2025. Accordingly, the condition to the Offer requiring that the waiting period pursuant to the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inari Medical, Inc.

By:	/s/ Andrew Hykes
Name: Andrew Hykes Title: Chief Executive Officer and President

Dated: February 4, 2025